UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN VANGUARD CORPORATION

4695 MacArthur Court

Suite 1200

Newport Beach, California 92660

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Vanguard Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its Report on Form 10-Q for the period ended March 31, 2025 (the “Form 10-Q”) by May 12, 2025, the original due date for such filing. Specifically, the Company requires additional time and effort to complete certain documentation, disclosures and analyses to be included either in, or in support of, the Company’s Annual Report on Form 10-K. for the fiscal year ended December 31, 2024 (the “Form 10-K”) and, therefore, the Form 10-Q which will be filed subsequent to the Form 10-K. The Company expects to file the Form 10-K and then the Form 10-Q within the 5 calendar day extension period provided for the Form 10-Q by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Timothy J. Donnelly	949	221-6115
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No Annual Report on Form 10-K for the fiscal year ended December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file the 2024 Form 10-K in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

American Vanguard Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 12, 2025	By	/s/ Timothy J. Donnelly
Timothy J. Donnelly
CIO, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).